Exhibit 4.39

MOBILEWOO TECHNOLOGY HOLDINGS LIMITED

SECOND AMENDED AND RESTATED VOTING AGREEMENT

THIS SECOND AMENDED AND RESTATED VOTING AGREEMENT (this “Agreement”) is made and entered into as of October 14, 2014, by and among MobileWoo Technology Holdings Limited, a Cayman Islands company (the “Company”), MobileWoo Technology Limited, a company incorporated in the British Virgin Islands, (the “Founders’ BVI Holding Entity”), the entity set forth on Exhibit A hereto (the “Investor”), and each of the persons listed on Exhibit B hereto (each a “Founder,” and collectively, the “Founders”). The Investor, the Founders’ BVI Holding Entity and the Founders are sometimes collectively referred to herein as the “Members”.

RECITALS

A. Pursuant to a Voting Agreement dated October 24, 2011 by and among the Company, the Founders’ BVI Holding Entity, the Founders and certain other parities, the parties thereto set forth certain rights to the holders of the Company’s Series A Preferred Shares and Series B Preferred Shares, with respect to the other shareholders of the Company (the “Former Voting Agreement”).

B. The Group Companies, Mr. Zhi Zhu , the Founders’ BVI Holding Entity, the Investor and other parties entered into the MobileWoo Technology Holdings Limited Shares Purchase Agreement on October 2, 2014 (the “Purchase Agreement”) pursuant to which the Investor will purchase a certain number of Series A Preferred Shares and Series B Preferred Shares of the Company.

C. In connection with the consummation of the transactions contemplated by the Purchase Agreement, the parties hereto desire to enter into this Agreement to terminate, supersede and replace in its entirety the Former Voting Agreement and to waive any and all rights they may have thereunder in exchange for their rights hereunder.

D. The Company’s Third Amended and Restated Articles of Association (the “Amended Articles”) provides that the Investor shall be entitled to appoint one (1) Director (the “Sungy Director”) , and the holders of the Ordinary Shares of the Company (the “Ordinary Shares”) shall be entitled to elect three (3) directors (the “Ordinary Share Directors”).

E. The Investor wishes to provide for the future voting of its Preferred Shares with respect to the election of the Sungy Director to be appointed by the Investor.

F. The Founders wish to provide for the future voting of their Ordinary Shares with respect to the election of the three (3) Ordinary Share Directors to be elected by holders of the Ordinary Shares.

G. Pursuant to the Purchase Agreement, it is a condition to the closing of the transactions contemplated by the Purchase Agreement that the parties hereto enter into this Agreement.

H. Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Purchase Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Definitions. As used herein, the following terms shall have the following meanings:

(a) “Acquisition Transaction” means any reorganization, consolidation, merger, sale or transfer of the Company’s outstanding shares, amalgamation, acquisition, tender offer, business combination, or similar transaction in which Members immediately prior to such reorganization, merger or consolidation, sale or transfer of shares or similar transaction do not (by virtue of their ownership of securities of the Company immediately prior to such transaction) beneficially own shares possessing a majority of the voting power of the surviving company or companies or acquiring entity, as the case may be, immediately following such transaction.

(b) “Board Designee” means any individual who is designated for election to the Company’s Board of Directors pursuant to Section 3 of this Agreement.

(c) “Designator” means the Investor.

(d) “Loss of Control” shall mean any termination of, unapproved amendment to or breach of any contracts among the Group Companies designed to provide the Company with control over, and the ability to consolidate the financial statements of, direct or indirect subsidiaries and/or controlled entities.

(e) “Members Agreement” means that certain Members Agreement, dated as of the date hereof, by and among the Group Companies, the Investor, the Founders’ BVI Holding Entity and the Founders.

(f) “Sale of Assets” means any sale of all or substantially all of the Company’s assets, including the exclusive licensing of all or substantially all of any Group Company’s intellectual property.

2. Agreement to Vote. Each Member hereby agrees to hold all voting shares of the Company registered in their respective names or beneficially owned by them as of the date hereof and any and all other securities of the Company legally or beneficially acquired by them after the date hereof (the “Shares”) subject to, and to vote such Shares in accordance with, the provisions of this Agreement. Upon the failure of any Member to vote its Shares in accordance with the terms of this Agreement, such Member hereby grants to a shareholder designated by the Board of Directors of the Company a proxy coupled with an interest in all Shares owned by such Member, which proxy shall be irrevocable until this Agreement terminates pursuant to Section 2 or is amended to remove such grant of proxy in accordance with Section 14 hereof, to vote all such Shares in the matter provided in Sections 3 and 4 hereof.

3. Designation of Directors. Each of the Members shall vote at any regular or special meeting of members such number of Shares as may be necessary, or in lieu of any such meeting, shall give such Member’s written consent with respect to such number of Shares as may be necessary, to appoint the Directors as follows:

(a) as the Sungy Director, the holders of a majority of Series A Preferred Shares and Series B Preferred Shares (voting as a single class on as-converted basis) shall be entitled elect one (1) Sungy Director, and such Sungy Director shall be the Board Designee nominated by the Investor or its affiliates holding any Preferred Shares or Ordinary Shares issued upon conversion thereof (collectively, “Sungy”), initially Yuqiang Deng.

(b) as the Ordinary Share Directors, the holders of a majority of the Ordinary Shares shall be entitled to elect three (3) Directors, one of which shall be the current Chief Executive Officer of the Company, initially Zhi Zhu, Xue Guo and Wei Zhang.

4. Removal and Filling of Vacancies. From time to time during the term of this Agreement, the Designator may, in its sole discretion:

(a) choose to remove from the Board any incumbent Board Designee who occupies a Board seat for which such Designator then is entitled to designate the Board Designee under Section 3 above; and/or

(b) designate a new Board Designee for election to a Board seat for which such Designator is then entitled to designate the Board Designee under Section 3, above (whether to replace a prior Board Designee or to fill a vacancy in such Board seat).

In the event of such removal and/or designation, each Member agrees to vote its Shares as necessary under Section 3 above to cause the removal from the Board of any Board Designee so designated for removal by the appropriate Designator and the election to the Board of any new Board Designee so designated for election to the Board by the then appropriate Designator.

5. Legend on Share Certificates. Each certificate representing any Shares held by any party to this Agreement shall be endorsed by the Company with a legend in substantially the following form:

“THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID VOTING AGREEMENT.”

6. Binding Effect. The provisions of this Agreement shall be binding upon the successors in interest to any of the Shares. The Company shall not permit the transfer of any of the Shares on its books or issue a new certificate representing any of the Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement, substantially in the form of this Agreement, pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person were an Investor or Founder, as applicable, hereunder.

7. Execution by the Company. The Company, by its execution in the space provided below, agrees that it will cause the certificates evidencing the Shares to bear the legend required by Section 5 herein, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing Shares containing such legend upon written request from such holder to the Company at its principal office. The parties hereto do hereby agree that the failure to cause the certificates evidencing the appropriate Shares to bear the legend required by Section 5 herein and/or failure of the Company to supply, free of charge, a copy of this Agreement as provided under this Section 7 shall not affect the validity or enforcement of this Agreement.

8. Specific Enforcement. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof as permitted by Rule 43 of the Commercial Arbitration Rules and Mediation Procedures (including Procedures for Large, Complex Commercial Disputes) of the American Arbitration Association (the “Rules”), this being in addition to any other remedy to which they are entitled at law or in equity.

9. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

10. Notices. Any notice required or permitted pursuant to this Agreement shall be given in writing and shall be given either personally or by sending it by next-day or second-day courier service, fax, electronic mail or similar means to the address as shown below the signature of such Party on the signature page of this Agreement (or at such other address as such Party may designate by 15 days’ advance written notice to the other Parties to this Agreement given in accordance with this Section 10). Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognized courier a letter containing the notice, with a confirmation of delivery, and to have been effected at the expiration of two (2) days after the letter containing the same is sent as aforesaid. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid.

11. Term. This Agreement shall terminate and be of no further force or effect on the earliest of immediately prior to the earlier of: (i) the effectiveness of the registration statement for the Company’s first firm commitment underwritten public offering registered under the Securities Act of 1933, as amended or pursuant to the securities laws applicable to an offering of securities in another jurisdiction pursuant to which such securities will be listed on an internationally-recognized securities exchange, and (ii) the closing of a Sale of Assets, Loss of Control or an Acquisition Transaction.

12. Manner of Voting. The voting of shares pursuant to this Second Amended and Restated Voting Agreement may be effected in person, by proxy, by written consent, or in any other manner permitted by applicable law.

13. Aggregation. All Shares of the Company held or acquired by affiliated entities or persons of a Member (including but not limited to: (i) a constituent partner or a retired partner of a Member that is a partnership; (ii) a parent, subsidiary or other affiliate of a Member that is a corporation; (iii) an immediate family member living in the same household, a descendant, or a trust therefore, in the case of a Member who is an individual; (iv) a member of a Member that is a limited liability company; or (v) any affiliated persons or entities managed by affiliates of such Member) (each, an “Affiliated Entity”), shall be aggregated together for the purpose of determining the availability of any rights under this Agreement which are triggered by the beneficial ownership of a threshold number of shares of the Company’s capital shares.

14. Amendments and Waivers. With the written consent of the Company, the Founders and the Investor, the obligations and rights of the Company, the Founders and the Investor under this Agreement may be amended and any of its terms may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely) and any amendments or waivers so approved shall be binding as to all parties. Neither this Agreement nor any provisions hereof may be changed, waived, discharged or terminated orally, but only by a signed statement in writing.

15. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law otherwise affording to any party, shall be cumulative and not alternative.

16. Share Splits, Share Dividends, etc. All references to the number of shares in this Agreement shall be appropriately adjusted to reflect any share split, share dividend or other change in the capital stock which may be made by the Company after the Closing (as defined in the Purchase Agreement). In the event of any issuance of any shares of capital stock or other securities of the Company issued on, or in exchange for, any of the Shares by reason of a share split, share dividend, recapitalization, reorganization, or the like, such shares or securities shall be deemed to be Shares for purposes of this Agreement and shall be endorsed with the legend set forth above.

17. Severability. If any provision of this Agreement shall be determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

18. Successors. Except as otherwise expressly provided herein, the provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, assigns, administrators and executors.

19. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of Hong Kong without regard to principles of conflicts of laws.

20. Dispute Resolution. Each of the parties hereto irrevocably (i) agrees that any dispute or controversy arising out of, relating to, or concerning any interpretation, construction, performance or breach of this Agreement, shall first be subject to resolution through consultation of the parties to such dispute, controversy or claim. Such consultation shall begin within seven (7) days after one Party hereto has delivered to the other parties involved a written request for such consultation. If within thirty (30) days following the commencement of such consultation the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of any party with notice to the other parties. The arbitration shall be held in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “HKIAC”); (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such arbitration, and (iii) submits to the exclusive jurisdiction of HKIAC in any such arbitration. The decision of the arbitrator shall be final, conclusive and binding on the parties to the arbitration. The parties to the arbitration shall each pay an equal share of the costs and expenses of such arbitration, and each party shall separately pay for its respective counsel fees and expenses; provided, however, that the prevailing party in any such arbitration shall be entitled to recover from the non-prevailing party its reasonable costs and attorney fees.

21. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

22. Counterparts. This Agreement may be executed in any number of counterparts, including electronic or facsimile transmissions, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

23. Entire Agreement. This Agreement and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and shall supersede any and all other written or oral agreements relating to the subject matter hereof and thereof between the parties hereto upon the consummation of the Closing (as defined in the Purchase Agreement). Without limiting the generality of the foregoing, this Agreement, upon the consummation of the Closing, shall supersede and replace the Former Voting Agreement in its entirety.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

The Company:

MOBILEWOO TECHNOLOGY HOLDINGS LIMITED.

By:	/s/ Zhi Zhu
Print Name of Authorized Signatory: Zhi Zhu
Title of Authorized Signatory: Director

Mail Address of MobileWoo Technology Holdings Limited:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

The Investor:

SUNGY MOBILE LIMITED

By:	/s/ Yuqiang Deng
Print Name of Authorized Signatory: Yuqiang Deng
Title of Authorized Signatory: Chairman and Chief Executive Officer

Mail Address of Sungy Mobile Limited:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement of the day and year first above written.

Founders’ BVI Holding Entity:

MOBILEWOO TECHNOLOGY LIMITED

By:	/s/ Zhi Zhu
Print Name of Authorized Signatory: Zhi Zhu
Title of Authorized Signatory: Director

Mail Address of MobileWoo Technology Limited:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

The Founders

/s/ Zhi Zhu

Zhi Zhu

/s/ Wei Zhang

Wei Zhang

/s/ Xue Guo

Xue Guo

/s/ Jian Chen

Jian Chen

Mail Address of the Founders:

Exhibit A

List of Investor

Purchaser	Number of Shares	Purchase Price (USD)
Sungy Mobile Limited	11,500,000 Series A Shares (purchased from Northern Light Venture Capital II, Ltd.)	1,220,085
	5,743,056 Series B Shares (purchased from Northern Light Venture Capital II, Ltd.)	4,035,000
	5,743,056 Series B Shares (purchased from Sina Hong Kong Ltd.)	2,035,000
	3,445,833 Series B Shares (purchased from the Company)	1,182,942

Total:	26,431,945	8,473,027

Exhibit B

Schedule of Founders

Name of Founder	Number of Shares of the Company
Zhi Zhu	26,331,944 (including the shares indirectly held through the Founders’ BVI Holding Entity)
Wei Zhang	1,555,556 (indirectly held through the Founders’ BVI Holding Entity)
Xue Guo	1,555,556 (indirectly held through the Founders’ BVI Holding Entity)
Jian Chen	1,555,555 (indirectly held through the Founders’ BVI Holding Entity)

TOTAL	30,998,611